
--------------------                                                                               --------------------------------
     F O R M 3          UNITED STATES SECURITIES AND EXCHANGE COMMISSION                            OMB Approval
--------------------                Washington, D.C. 20549
                                                                                                   --------------------------------
                                                                                                   --------------------------------
                                                                                                   OMB Number            3235-0104
                                                                                                   Expires:       February 1, 1994
                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                       Estimated average burden
                                                                                                   hours per response........05
     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

                                                                                                   --------------------------------
(Print or Type Responses)
___________________________________________________________________________________________________________________________________
1..Name and Address of Reporting Person*            | 2. Date of Event          4. Issuer Name and Ticker or Trading Symbol
                                                    |    Requiring Statement
                                                    |    (Month/Day/Year)           Shanecy, Inc. (OTCBB - "SECY")


                                                             11/11/99
    Washington          Kevin               L.
----------------------------------------------------                            ___________________________________________________
      (Last)            (First)          (Middle)
                                                                               5. Relationship of Reporting Person(s) to Issuer
                                                                                        (Check all applicable)
             8481 Hollywood Boulevard
----------------------------------------------------                               X    Director               X   10% Owner
                    (Street)                                                     -------                    -------
                                                                                        Officer (give              Other (specify
                                                     ---------------------------   X    title below)               below)
                                                     3.   I.R.S. Identification  -------                    -------
      Los Angeles         CA               90069          Number of Reporting
----------------------------------------------------      Person, if an entity   Secretary
       (City)            (State)           (Zip)          (Voluntary)
                                                                                 ---------------------------------------
___________________________________________________________________________________________________________________________________

6.  If Amendment, Date of Original
    (Month/Day/Year)


                 N/A






___________________________________________________________________________________________________________________________________
             Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security                2.  Amount of Securities    3. Ownership                      4. Nature of Indirect Beneficial
   (Instr. 4)                           Beneficially Owned         Form:  Direct (D) or Indirect     Ownership (Instr. 5)
                                        (Instr. 4)                 (I) (Instr. 5)
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  none
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F O R M  3   (continued)    Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative   2.  Date Exercisable and  3. Title and Amount of    4.  Conversion  5. Ownership        6. Nature of
    Security (Instr. 4)       Expiration Date          Securities Underlying      or Exercise    Form of             Indirect
                              (Month/Day/Year)         Derivative Security        Price of       Derivative          Beneficial
                                                       (Instr. 4)                 Derivative     Security:           Ownership
                                                                                  Security       Direct (D)          (Instr. 5)
                                                                                                 or Indirect
                                                                                                 (I) (Instr. 5)
                            --------------------------------------------------------------------------------------------------------
                               Date     Expiration                 Amount or
                           Exercisable     Date       Title    Number of Shares
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Option #1                  See Note 1   See Note 1  Common Stock    1,000,000       $0.09/share        D                N/A
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Option #2                  See Note 1   See Note 1  Preferred Stock 8,500,000      $0.787/share        D                N/A
                                                    (See Note 3)
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Note 1: Option #1 is exercisable  immediately  after       Note 2:  Option #2 grants Mr.  Washington,  together
     Shanecy,    Inc.   amends   its   Articles   of            with  Jason W.  Galanis,  the right to buy from
     Incorporation  to  increase  the  number of its            Thesseus    International   Asset   Fund   N.V.
     authorized shares. Option #1 will terminate the            ("Thesseus"),  and  Thesseus the right to sell,
     sooner  of five (5)  years  after  issuance  or            8.5 million shares of Preferred  Stock, and any
     ninety (90) days after Mr. Washington ceases to            shares of Common  Stock  into  which  they have
     be affiliated with Shanecy, Inc.                           been  converted,   at  an  aggregate  price  of
                                                                $6,690,000.  Option  #2 shall run for two years
Note 3: Each share of Preferred Stock is convertible            at the  stated  fixed  price  from  the date of
     into one (1) share of Common Stock.                        issuance of the Preferred Stock, but the amount
                                                                of  Preferred   Stock  Subject   thereto  shall
                                                                decrease    by   5%   each   month    following
                                                                commencement of Option #2.



**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
Violation See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




                                                                                   -------------------------------  ----------------
                                                                                   **Signature of Reporting Person         Date